November 24, 2021

TO:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland and Labrador

RE:	Consent of a Qualified Person

Dear Sirs/Mesdames:

I, Phillip J. Spurgeon, P.Geo., do hereby consent to the public filing by First Majestic Silver Corp. ("First Majestic") of the technical report entitled "Santa Elena Silver/Gold Mine, Sonora, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" (the "Technical Report"), with an effective date of June 30, 2021.

I also consent to the use of any extracts from, or a summary of, the Technical Report in the  press release dated November 24, 2021 (the "Press Release").

I certify that I have read the Press Release and that it fairly and accurately represent the information in the Technical Report.

[Signature Page Follows]

Sincerely,

"Phillip J. Spurgeon"
Phillip J. Spurgeon First Majestic Silver Corp.

[Signature Page to Santa Elena QP Consent]